UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SHERRITT INTERNATIONAL CORPORATION

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

SHERRITT INTERNATIONAL CORPORATION

(Name of Person(s) Furnishing Form)

8% Senior Unsecured Debentures due November 15, 2018

7.5% Senior Unsecured Debentures due September 24, 2020

7.875% Senior Unsecured Notes due October 11, 2022

(Title of Class of Subject Securities)

823901AH6

823901AK9

823901AL7

(CUSIP Number of Class of Securities (if applicable))

Adam Segal

Associate General Counsel
& Assistant Corporate Secretary

181 Bay Street

26th Floor, Brookfield Place

Toronto, Ontario M5J 2T3

Telephone: 416.935.2451

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copy to:

Mile Kurta

Torys LLP

1114 Avenue of the Americas

New York, New York 10036

Telephone: 212-880-6000

June 17, 2016

(Date Tender Offer/Rights Offering Commenced)

Part I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit 1.1

Notice of Meeting and Management Information Circular for Holders of Sherritt International Corporation’s (the “Corporation”) 8% Senior Unsecured Debentures due November 15, 2018, 7.5% Senior Unsecured Debentures due September 24, 2020, and 7.875% Senior Unsecured Notes due October 11, 2022 to Consider a Plan of Arrangement under the Canada Business Corporations Act (the “Proposed Arrangement”), dated June 15, 2016 (the “Management Circular”)

Exhibit 1.2	Voting Information and Election Form to Vote in Favor or Against the Proposed Arrangement

Item 2.  Informational Legends

The required legends are included under the heading “Notice to Noteholders in the United States” on page 8 of the Management Circular, a copy of which is furnished as Exhibit 1.1 to this Form CB.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 2.1	Annual information form for the Corporation dated March 21, 2016 for the fiscal year ended December 31, 2015

Exhibit 2.2	Management Information Circular dated April 6, 2016 in respect of the Corporation’s annual and special meeting of shareholders held on May 10, 2016

Exhibit 2.3	Consolidated financial statements of the Corporation for the fiscal year ended December 31, 2015 and the auditor’s report thereon

Exhibit 2.4	Management’s Discussion and Analysis of the Corporation for the fiscal year ended December 31, 2015

Exhibit 2.5	Consolidated financial statements of the Corporation for the three months ended March 31, 2016

Exhibit 2.6	Management’s Discussion and Analysis of the Corporation for the three months ended March 31, 2016

Exhibit 2.7	Material change report issued by the Corporation on June 7, 2016 with respect to the transactions contemplated by the Proposed Arrangement

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on June 20, 2016.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.

Dated as of June 20, 2016.

SHERRITT INTERNATIONAL CORPORATION

	By:	/s/ Adam Segal
Name: Adam Segal
Title: Associate General Counsel & Assistant Corporate Secretary